Changes in Investment Policy:

Effective December 21, 2012, the Fund may invest up to 15% of its total assets in any combination of interest-only ("IOs") or inverse floating rate obligations ("inverse floaters") and residual interests of real estate mortgage investment conduits ("REMICS").

IOs are a class of debt security, typically representing an interest in a pool of mortgage-related or other assetbacked securities, which receives all of the interest from the asset pool, while another class receives all of the principal (a principal-only, or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage or other assets, and a rapid rate of principal payments may have a material adverse effect on the Fund's yield to maturity from investing in these securities. If the underlying mortgage or other assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in IOs even if the security is in one of the highest rating categories.

An inverse floater is a type of debt instrument that bears a floating or variable interest rate that moves in the opposite direction to interest rates generally or the interest rate on another security or index. Changes in interest rates generally, or the interest rate of the other security or index, inversely affect the interest rate paid on the inverse floater, with the result that the inverse floater's price will be considerably more volatile than that of a fixedrate instrument of similar credit quality. The market prices of inverse floaters may be highly sensitive to changes in interest rates and prepayment rates on the underlying securities, and may decrease significantly when interest rates increase or prepayment rates change.

REMICs are entities that qualify and elect treatment as such under provisions of the Internal Revenue Code and issue multiple-class of real estate mortgage-related securities. REMICs may take several forms, such as trusts, partnerships, corporations, associations or segregated pools of assets. To qualify as a REMIC, substantially all of the assets of the entity must be invested in assets directly or indirectly secured principally by an interest in real property and certain other permitted investments. Once REMIC status is elected and obtained, the entity is generally not subject to federal income taxation. Instead, income is passed through the entity and is taxed to the person or persons who hold interests in the REMIC. A REMIC interest must consist of one or more classes of "regular interests," some which may offer adjustable rates, and a single class of "residual interests." The residual interest in a REMIC generally represents the interest in any excess cash flow remaining after making required payments of principal or interest to the regular interest holders as well as administrative and other expenses. As in the case of IOs as described above, the yield to maturity on REMIC residuals is extremely sensitive to pre-payments on the related underlying mortgage assets. In addition, if one or more classes of regular interests in a REMIC pay interest at adjustable rates, the yield to maturity on the related REMIC residual will also be extremely sensitive to changes in the level of the index or other reference instrument upon which interest rate adjustments are based. Like IOs, in certain circumstances, the Fund may fail to recoup some or all of its initial investment in a REMIC residual.

Each of IOs, inverse floaters and residual interests in REMICS may be illiquid investments and subject the Fund to related risks.